Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the Estate of William S. Sadler, Deceased, Dorothy E. Sadler, Jill D. Sadler and Kurt T. Sadler, as Co-Personal Representatives and each of the individually agree to the joint filing on behalf of each of them of a Schedule 13D (including amendments thereto) with respect to the Common Stock of Dotronix, Inc., a Minnesota corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: July 29, 2004

ESTATE OF WILLIAM S. SADLER
By its Co-Personal Representatives

/s/ Dorothy E. Sadler	/s/ Dorothy E. Sadler
Dorothy E. Sadler	Dorothy E. Sadler, Individually

/s/ Jill D. Sadler	/s/ Jill D. Sadler
Jill D. Sadler	Jill D. Sadler, Individually

/s/ Kurt T. Sadler	/s/ Kurt T. Sadler
Kurt T. Sadler	Kurt T. Sadler, Individually